Exhibit 99.1
For Immediate Release
Qiao Xing Mobile Announces Pricing of Initial Public Offering on
New York Stock Exchange
Beijing, China (May 3, 2007) — Qiao Xing Mobile Communication Co., Ltd. (“Qiao Xing Mobile” or “the Company”) (NYSE: QXM), a leading domestic manufacturer of mobile handsets in China, announced the pricing of its initial public offering of 13,333,334 ordinary shares at a price to the public of US$12 per share. The shares are being listed on the New York Stock Exchange under the ticker symbol “QXM”.
The offering consists of 12,500,000 ordinary shares to be issued by Qiao Xing Mobile and an additional 833,334 ordinary shares to be offered by the selling shareholders. The underwriters may also purchase up to an additional 2,000,000 ordinary shares from Qiao Xing Mobile at the public offering price, less the underwriting discounts and commissions payable by the Company, to cover over-allotments. Qiao Xing Mobile intends to use the net proceeds from this offering to repay shareholder loans to its parent company, Xing, as well as to make loans or capital contributions to CECT for funding capacity expansion and purchase of equipment for its new manufacturing facility in Huizhou, Guangdong Province, China. The remaining net proceeds will be used for other general corporate purposes and for potential acquisitions of, or investments in, businesses and technologies that the company believes will complement its current operations and its expansion strategies. Qiao Xing Mobile will not receive any of the proceeds from the sale of ordinary shares by any of the selling shareholders.
UBS Investment Bank is the sole bookrunner for the offering. The offering of the securities is made only by means of a prospectus that will contain detailed information about the Company and management, as well as financial statements, copies of which, when available, may be obtained from UBS Investment Bank, Prospectus Department, c/o Clint Lauriston, 299 Park Avenue, New York, NY 10171. The company’s agent for service of process in the United States is CT Corporation System, located at 111 Eight Avenue, New York, New York 10011.
The U.S. Securities and Exchange Commission has declared Qiao Xing Mobile’s registration statement regarding these securities to be effective. This news release shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall any securities be offered or sold in the United States absent registration or an exemption from registration, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such state or jurisdiction.

Christensen	1

About Qiao Xing Mobile Communication Co., Ltd.:
Qiao Xing Mobile Communication Co., Ltd. is one of the leading domestic manufacturers of mobile handsets in China in terms of unit sales volume. The Company manufactures and sells mobile handsets based primarily on Global System for Mobile Communications, or GSM, global cellular technologies. It operates its business primarily through CEC Telecom Co., Ltd., or CECT, its 93.4%-owned subsidiary in China. Currently, all of its products are sold under the “CECT” brand name. Through its manufacturing facility in Huizhou, Guangdong Province, China, and two research and development centers in Huizhou and in Beijing, the Company develops, produces and markets a wide range of mobile handsets, with increasing focus on differentiated products that generally generate higher profit margins.
Safe Harbor Statement:
Certain statements in this press release contain forward-looking statements. The forward-looking statements involve a number of risks and uncertainties. A number of factors could cause our actual results, performance, achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Additional information concerning factors that could cause actual results to materially differ from those in the forward-looking statements is contained in the Securities and Exchange Commission filings of the Company.
For further information:
Ma Tao
Qiao Xing Mobile Communication Co., Ltd.
Tel: 8610 6250 1706
Email: matao@cectelecom.com
Jane Liu
Christensen
Tel: 852 9757 3640
Email: jliu@ChristensenIR.com
Christopher Gustafson
Christensen
Tel: 1 212 618 1978
Email: cgus@ChristensenIR.com

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